UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 7, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Everspin Technologies, Inc.

File No. 333-213569 - CF#34204

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Everspin Technologies, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on September 9, 2016, as amended.

Based on representations by Everspin Technologies, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.18	through October 17, 2018
Exhibit 10.19	through October 17, 2018
Exhibit 10.20	through October 23, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary